FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item
1	Press Release dated October 29, 2019

Item 1

Banco Santander, S.A. (“Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Santander hereby advises that the presentation of the Grupo Santander 2019 3rd Quarter Results will take place tomorrow, Wednesday, October 30, 2019. For this purpose, a presentation will be given to analysts via Webcast at 10:00 a.m. (Madrid time), followed by a further meeting with media at 12:00 p.m. (Madrid time).

Both events will take place at Ciudad Grupo Santander - Boadilla del Monte (Madrid). The presentation to analysts can be followed by anyone interested via the Internet on the corporate website www.santander.com. Likewise, this presentation to analysts will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), October 29, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 29, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer